MAIL STOP 03-08
	April 28, 2005

Joseph L. Welch, Chief Executive Officer
ITC Holdings Corp.
39500 Orchard Hill Place
Suite 200
Novi, Michigan 48375

	RE:	ITC Holdings Corp.
		Registration Statement on Form S-1
		File Number 333-123657
		Filed on March 29, 2005

Dear Mr. Welch:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
2. Please file all required exhibits, such as the draft underwriting agreement and the legal opinion, in a timely manner so that we may have adequate time to review them before you request effectiveness of your registration statement.

Prospectus Summary, page 1
3. As currently drafted, the six-page base summary is too long.
The
summary should provide a brief overview of the key aspects of the offering and should not merely repeat disclosure appearing elsewhere
in the prospectus.  See Item 503(a) of Regulation S-K.  Please revise
to significantly reduce the detail, and consider eliminating subsections, in the base summary. We may have further comment based
on your revisions.
4. Also, as part of your revisions, please ensure that you explain in
plain, everyday language what it is you do and how you do it, including how you generate revenues. This is not clear in the existing summary, due to the length and technical detail.
5. Further, as part of your revisions, please reduce the number of defined terms in the forepart of the document. For example, it appears you could eliminate FERC, MISO, DOE, RTO, and PP&E.
6. Please provide supplemental support for the qualitative and comparative statements contained in the summary and throughout your
prospectus.  We note the following examples:
* Our operating subsidiary, ITC, is the first independently owned
and
operated electricity transmission company in the United States. -
page 1;
* According to the Edison Electric Institute, transmission
investment
made by investors-owned utilities declined from $42.3 billion during
the 10-year period from 1975 to 1984....  - page 2;
* According to the Electric Power Research Institute, U.S.
businesses
lose $45.7 billion annually in foregone production due to power outages and another $6.7 billion annually due to power quality issues. - page 2;
* A recent study by the East Central Area Reliability Council on 345kV lines showed that ITC`s system performed well above the system average of those surveyed. - page 61.
	Mark your supplemental support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.
The Offering, page 8
7. Please show us how the stock split of your outstanding shares of common stock will be reflected in your financial statements and how it will affect the dating of the public accounting firm`s report. Please note that the registration statement cannot be declared effective until such changes have been made.
Summary Historical Financial Data, page 10
8. You currently present only historical net income (loss) per share in your tabular disclosure of summary historical financial data while footnote (b) suggests that both historical and pro forma per share data have been presented. Please clarify. Additionally, tell us what applicable rules require you to adjust your earnings per share calculation to reflect the sale of shares in this offering, as you state in your disclosure. Further, you state that pro forma weighted average shares for the purposes of the unaudited pro forma basic net income (loss) per share calculation has been adjusted to reflect the stock split. On the record date of the split, please revise to adjust the weighted average shares for historical purposes to reflect the stock split. See paragraph 54 of SFAS 128.
9. Your statement that "EBITDA is useful to investors because it is an indicator of a company`s ability to generate cash flows from its operations" suggests that you are presenting EBITDA as a measure of liquidity. As such, identify EBITDA as a non-GAAP measure of liquidity. Additionally, reconcile in tabular format from cash flows from operating activities, rather than net income, to the non-GAAP amount for each period it is presented and present cash flows from operating, investing and financing activities with equal prominence.
Finally, provide the disclosures required by Item 10(e) of Regulation
S-K each time a non-GAAP measure is presented throughout your filing.
For example, you should provide these disclosures on page 3 where you also present EBITDA.
Risk Factors, page 14
10. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur.
Avoid
simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" your business does not adequately address the potential consequences.
For
example, the following risk factor subheadings should be revised accordingly:
* ITC Holdings is a holding company and is dependent on ITC`s ability to make distributions to it.
* Our revenues are materially affected by the network load on ITC`s transmission system.
* Deregulation, increased competition or other issues that adversely affect ITC`s customers could adversely affect our financial results.
* ITC could be affected by changes in federal energy laws, regulations or policies.
* Our ability to raise capital may be restricted.
* We may not be able to pay dividends.
* Provisions in the Articles of Incorporation and bylaws of ITC Holdings and Michigan corporate law may discourage a takeover attempt.
	Please also refer to the risk factor beginning "Provisions of the Articles of Incorporation of ITC Holdings..., which appears on page 22. As currently drafted, this risk factor subheading is difficult to understand. Please revise to more clearly and concisely discuss the material risk to investors and the company.
11. Some of your risk factors appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors accordingly:
* ITC`s operating results fluctuate on a seasonal and quarterly basis, page 16. For example, describe specifically how your operating results fluctuate in a particular season and discuss whether this seasonal pattern is unique in your industry.
* An adverse decision in a legal or regulatory proceeding..., page
16. For example, is there a pending litigation against the company?
* The trading price of our common stock is likely to be volatile, page 22. For example, will the issuance of convertible securities increase the volatility in your common stock?
ITC`s rates and operations are subject to extensive federal regulation..., page 14
12. As currently drafted, the disclosure in this risk factor is too detailed and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in this risk factor should be included under separate subheadings, if considered material.

Use of Proceeds, page 25
13. Please revise to clarify the amount of proceeds you will use to
repay borrowings under your revolving credit agreement. It is unclear whether the last sentence of the second paragraph represents the total amount of proceeds you will use to make that repayment
or
whether it is merely the portion attributable to an affiliate. Management`s Discussion and Analysis, page 33
Trends and Seasonality, page 35
14. Please discuss in greater detail any known trends or uncertainties in the economy and industries in which you conduct business that are reasonably likely to have a material effect on your financial condition or results of operations.  Please see SEC
Release
No. 33-8350. For example, we note disclosure indicating that reliability standards have become more specific and stringent in recent years, primarily as a reaction to the August 2003 electrical blackout. Discuss in greater detail how these enhanced standards will effect your financial condition or results of operations. Revenues, page 36
Point-to-Point Revenues, page 36
15. We note that you are required to refund 75%, or $12.7 million, of
2004 point-to-point revenues by March 15, 2005 while the remaining 25%, or $4.2 million, will be treated as a revenue credit in the Attachment O calculation for the new rate that takes effect on June
1, 2005.  We also note, based on review of the revenue table on page
37, that you have only reduced revenues for the 75% portion to be
refunded.   Please explain to us the distinction between a
"refund"
and a "revenue credit" and explain your basis for differing accounting treatment. In doing so, specifically address why you did not record a $4.2 million regulatory liability with a
corresponding
reduction to revenue for the portion to be treated as a revenue credit. Also tell us where you recorded the liability for the 75% portion to be refunded. See paragraph 11.a of SFAS 71.
Liquidity and Capital Resources, page 44
Liquidity, page 44
16.  The final sentence on page 44 states that "[i]n 2005, [you]
expect to pay an aggregate of approximately $     in dividends to
[y]our stockholders."  The actual amount currently is blank.
Please
tell us on a supplemental basis that amount. Please also tell us whether that amount reflects historical earnings or instead represents dividends from earnings you expect to generate going forward in 2005. The Dividend Policy section is not clear in this regard. Please be aware that we may have additional comment based upon your response.
17. We note disclosure in the penultimate paragraph on page 46 stating that you have been authorized by the Federal Energy Regulatory Commission to issue additional debt and/or equity securities in the amount of $50.0 million. We also note that, as of
December 31, 2004, you had $25 million outstanding under your revolving credit agreement. So that readers may assess your any limits on your sources of liquidity, please disclose the amount of funds you currently are able to raise under the Federal Energy Regulatory Commission order.
Financing Activities, page 46
18. Please disclose whether you are currently in compliance with all
of your material financial covenants. Please also discuss the anticipated effect, if any, the public offering will have on future compliance with the financial covenants described in this section.
19. We note that in July 2004, Standard and Poor`s lowered ITC`s outlook from "stable" to "negative" to recognize ITC`s significant use of cash for its extensive capital and maintenance programs while operating under a rate freeze. Please clearly discuss the ramifications this lowered rating will have on your operations. Consider adding a risk factor if appropriate. If you do not believe a risk factor is appropriate, explain supplementally. Reconciliation of PP&E Activity, page 48
20. You disclose that you identified certain assets in your
February
28, 2003 balance sheet that were not transmission property plant
and
equipment and should not have been classified as such on your balance
sheet.  If this was recorded as a pre-acquisition contingency, tell
us specifically when you recorded the adjustment and how you determined you were still within the purchase price allocation period as defined by Appendix F of SFAS 141. Tell us whether this adjustment is related to the adjustments described in Note 4 on page
F-21 and if so, reconcile the amounts. Further, please provide the journal entries you recorded for all purchase price allocation adjustments recorded subsequent to February 28, 2003. For all adjustments, tell us if they represent pre-acquisition contingencies.
If so, please explain what information management was waiting to obtain to finalize its purchase price allocation and why such information could not have been reasonably estimated at closing. Business, page 59
21. It appears that your revenues are generated from various operations, including asset planning, engineering, design and construction, maintenance, and real time operations. Please disclose the amounts or percentages of total revenue contributed by any class
of similar products or services that accounted for 10% or more of total revenues in each of the three years ended December 31, 2003. Please refer Item 101(c)(1)(i) of Regulation S-K.
Competition, page 64
22. We note the disclosure appearing under this caption that you "effectively ha[ve] no competitors." We also note disclosure in the last risk factor on page 15 indicating that "[t]he utility
industry
has also been undergoing dramatic structural change for several years, resulting in increasing competitive pressures on electric utility companies and we expect that trend to continue for the foreseeable future." Please reconcile this disclosure and revise your prospectus as appropriate.
Management, page 66
23. Please revise the biography of Edward Rahill to disclose the date
when he became your Chief Financial Officer.  See Item 401(b) of
Regulation S-K.
Principal and Selling Stockholders, page 78
24. Disclosure throughout your prospectus indicates that a selling shareholder will be selling common stock in this offering, however, there is no selling shareholder listed in the table.  Please identify
the selling shareholder(s) in your next pre-effective amendment. Certain Relationships and Related Party Transactions, page 80 Management, Consulting and Financial Services Letter Agreements, page
81
25. We note that you have entered into agreements with KKR and Trimaran Fund Management, L.L.C. to provide management, consulting and financial services to you. Please disclose whether the terms of the agreements, including the related fees, are no less favorable than those that the company could have obtained from unaffiliated third parties.
26. Further, we note you state that "[t]he agreements also contain provisions for additional fees for future, mutually agreed-upon services." Please revise to summarize the material terms of those provisions.
Underwriting, page 98
27. We note that you will have a directed share program for your officers, directors, employees and certain other persons associated with you. On a supplemental basis, tell us the mechanics of how and when these shares will be offered and sold to persons in your directed share program. For example, please explain to us how you will determine the prospective recipients of reserved shares, particularly those you refer to as "certain other persons associated with you." Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when you and the underwriters will contact the directed share investors, including the type(s) of communication you will use. When will the shares and money be exchanged? When do purchasers become committed to purchase their units? How and when will the number of units be determined? We may have further comment upon receipt of your supplemental response.
Electronic Distribution, page 101
28. Please specifically identify members of the underwriting syndicate that will engage in the electronic offer, sale or distribution of the shares and describe their particular procedures to us supplementally. In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with all information concerning your company or prospectus that has appeared on their website. If you subsequently enter into such arrangements, promptly supplement your response.

Legal Matters, page 102
29. We note that "certain legal matters" will be passed upon by Simpson Thatcher & Bartlett LLP. Please tell us the "certain legal matters" to which you refer, as it does not appear to relate to
Exhibit 5.1 legality opinion Dykema Gosset PLLC will issue. We remind you that if Simpson Thatcher & Bartlett LLP is acting as an expert for disclosure in the prospectus, then the relevant disclosure must be identified and counsel must file a consent. In a related regard, it appears Stuntz, Davis & Staffier, P.C. is acting as an expert for disclosure relating to regulatory matters and therefore should file a consent.
Statements of Cash Flows - Year Ended December 31, 2002 and Two-
Month
Period Ended February 28, 2003, page F-5
30. Please explain the nature of the line item "Cash effect of assets and liabilities transferred to DTE Energy." In doing so, explain why this represents a financing activity. Finally, we note that for the year ended December 31, 2002, you have $(4,339) recorded as "Net short-term borrowing from DTE Energy." However, in the table on page
45, you have recorded such amount as "Cash effect of assets and liabilities transferred to DTE Energy." Please revise for consistency or advise why such presentation is not inconsistent.

Note 1. Organization and Basis of Presentation, page F-6
31. Please tell us the business reason(s) you elected to retain your
federal tax status, which we assume is Subchapter C of the
Internal
Revenue Code, when you converted to an LLC.   If our assumption is
incorrect, explain the tax election. It further appears that you were included with DTE`s consolidated tax return based on your payments to DTE on page F-5. Explain to us how inclusion as part of a consolidated return factors into your pre-February 28, 2003 tax structure.

Note 1. Organization and Basis of Presentation, page F-17
32. It is not clear which of the merging companies is ITC. We assume the survivor, ITC, is the LLC as opposed to the merger sub corporation. If so, you may want to indicate the merger sub was merged into Predecessor ITC. If the operating entity was not the survivor, please explain the legal, tax or other rationale for the reverse triangular structure. If you believe existing disclosure indicates which entity is the survivor, please explain.

Note 4. Acquisitions and Dispositions, page F-22
33. We note from your summary of fair value allocation of purchase price that approximately 28% of the purchase price was allocated to goodwill.  Please supplementally provide the predecessor amounts for
each of the captions included in the summary. Please specifically explain the reason(s) for the amount of fair value adjustment to property plant and equipment. While we note that such assets will earn a return, we further note that such return represents a higher incentive rate of return than what is normal for transmission related
assets. Accordingly, we do not believe discounting cash flows relating to recovery of property plant and equipment, and other rate-
base items, should be performed at the 13.88% allowed incentive rate
of return.    Furthermore, given the growth prospects, nature of
the
pricing process and the fact that it was an acquisition as opposed to a merger with potential synergies, it is not clear what the goodwill represents. Finally, to the extent an exhaustive effort was undertaken to identify all possible intangibles, indefinite-lived or otherwise, please explain that process to the staff and describe the results of such effort including what the residual represents. If such a process was not undertaken, we may have further substantive comment. On a related note, tell us your tax authority for the deductibility of goodwill for federal income tax purposes.

Note 5. Regulatory Matters, page F-23
34. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. Refer to the requirements of paragraph 20 of SFAS 71.

Note 9. Income Taxes, page F-29
35. Please explain supplementally why the change in your net deferred tax assets between 2003 and 2004 does not agree to your 2004 deferred income tax provision.

Note 11. Retirement Benefits and Assets Held in Trust, page F-30
36. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount.


Note 15. Jointly Owned Utility Plant/Coordinated Services, page F-
37
37. Please revise your disclosure to include a table showing separately for each interest in a jointly owned plant the amount of utility plant in service, the accumulated provision for depreciation, the amount of plant under construction, and the proportionate share.
See SAB Topic 10:C.

Note 16. Commitments and Contingencies

Put Agreement, page F-40
38. We note your statement that "The fair value of this liability at inception and as of December 31, 2004 was not material." Please tell us supplementally how you determined the fair value of this guarantee. We also note that upon the occurrence of certain events, you would be assigned the note and pledge. We assume that default by the management stockholders would qualify as such an event. If default occurs, please tell us whether you have recourse against the stockholders or merely the collateral. Additionally, describe the other types of events that would result in the assignment of the note to you. We may have further comment.




* * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Sarah Goldberg at (202) 551-3214 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or
David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.

				Sincerely,



				H. Christopher Owings
				Assistant Director

cc: 	Rise B. Norman, Esq.
	Simpson Thacher & Bartlett LLP
	Fax:  (212) 455-2502
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ITC Holdings Corp.
April 28, 2005
Page 2